UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington,

D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: September 1, 2023
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Credit Suisse AG
(Registrant's Name)
Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-33434
Indicate by check mark whether the

registrants file or will file annual reports under

cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of the transcripts

of the presentation of the Second

Quarter 2023 Results of
UBS Group AG and related Q&A session,

which appear immediately following

this page.

Second quarter 2023 results

31 August 2023
Speeches by
Sergio P.

Ermotti
, Group

Chief Executive Officer,

and
Todd

Tuckner
,
Group Chief Financial Officer
Including analyst Q&A session
Transcript.
Numbers for slides

refer to

the second quarter

2023 results

presentation. Materials

and a

webcast
replay are available at www.ubs.com/investors

Sergio P.

Ermotti
Slide 3 – Our strategy is unchanged and

is accelerated by the acquisition of

Credit Suisse
Thank you

Sarah, and

good morning

everyone.

I hope

you had

a relaxing summer

break.

For us,

these past

eight
weeks were intense

as we were

busy writing the next

chapter in UBS’s history.

This is the first-ever

acquisition
involving two global systemically important

banks.

It was announced only

five months ago and

we closed it less
than 100

days ago.

This would

not have

been possible

without extraordinary

effort

and dedication

from

my
colleagues across

both

organizations.

It also

required

extensive

cooperation

from

the Swiss

government and
regulators in Switzerland and around

the world.
We

are

swiftly

executing

on our

integration

plans, already

achieving

a number

of important

milestones.

We
established a target operating model, created a dedicated integration office, and rolled out responsibilities with
management appointments up

to three

levels below

the Group Executive

Board, just to

name a

few.

We are

also
making progress on our cost

-saving and de-risking plans and resolving

some legacy matters for both

firms.

Following a detailed analysis, we terminated and handed back all Swiss government support a few weeks ago.
Lastly,

we decided to fully integrate the Swiss

business of Credit Suisse after a

thorough strategic review.
The thing I am proudest about is that clients have

rewarded our unwavering commitment

with extended trust.

Thanks to their restored belief in the combined firm we were able to swiftly stabilize the Credit Suisse core – its wealth, asset management, and Swiss Bank franchises.

We are happy to see markets recognizing our ongoing
work.
Slide 4 – Enhancing client franchises and increasing

scale
Our

strategy

is

unchanged,

and

the

Credit

Suisse

acquisition

will

act

as

an

accelerant

to

our

plans.

We

will
strengthen our position as the

only truly global wealth manager,

and as the leading Swiss universal bank,

with
scaled-up asset management and a focused

investment bank.

With a

highly

complementary

footprint,

we

will

reinforce

our

position

in key

growth

markets,

including

the
Americas and APAC, and build on our leadership in Switzerland and EMEA. We will relentlessly focus on clients and continuously

improve

and expand

our services

and products.

With 5.5

trillion dollars

in assets

across

the
combined firm,

the transaction

adds scale

that will

lead to

increased efficiencies. This

will allow

us to

better focus
our resources, and target

investments that provide superior

levels of client service.
Slide 5 – Improving our business mix,

with unchanged capital allocation discipline
We will

achieve our

strategy while remaining

disciplined in

our resource management

across the entire

firm.

The
IB consuming

no more

than 25%

of the

Group’s risk-weighted

assets and

the rundown

of the

Non-core and
Legacy portfolio are just two of the more visible examples of our approach. In essence, we will repeat what this
bank successfully accomplished during the

last decade.
Slide 6 – Update on integration – divider

Before I

discuss the

Swiss Bank

decision, let

me give

you a

brief overview

of our

assessment of

Credit Suisse as

of
March 19.

Since then, and especially

after we closed the

acquisition in June, we

conducted an in-depth analysis
that has only confirmed the

necessity of the decisive actions taken

over that weekend.

It was

not just

a matter

of liquidity

drying up.

Credit Suisse’s business

model and

business mix

was deeply

flawed
and its

reputation

severely

damaged.

With its

structural

lack of

underlying

profitability,

unsustainable

capital
allocation, and

negative revenue

and costs prospects,

the bank was

no longer in

a position to

continue on its
own. This is clearly

visible from the year-to-date losses Credit Suisse reported today, a culmination of the bank’s two loss-making years.

Thanks to our

financial and balance sheet strength, UBS

was in a

position to answer a

rescue call from the Swiss
government, helping to stabilize the financial system.

Importantly,

the transaction preserves the best of Credit
Suisse’s

excellent

client

relationships,

people, and

industry-leading

products

that

in other

plausible

scenarios
would have

been weakened

or lost.

Unlocking Credit

Suisse’s strengths

as part

of UBS, will

allow us to

build
something of a more enduring value for

all stakeholders. This combination will reinforce our status as a premier
global franchise – one that our home market, Switzerland, can be proud of.

We are humbled by this task, and
the responsibility entrusted to us.

But let

me make

one thing

absolutely clear:

Our ability

to stabilize

Credit Suisse,

and return

the government
guarantees in timely fashion, should not take away from the gravity of the situation we inherited. Nor should it diminish the scope and scale of the task

ahead.
Slide 7 – Diligent approach to

identify and asses strategic options for

Credit Suisse (Schweiz)
That being said, let

me walk you

through how we came to

our decision on

the future of Credit Suisse

(Schweiz).

As I promised when I returned as CEO a few months ago, the decision would be driven by facts, not emotions, and mindful of the extraordinary

circumstances of the transaction.

We conducted an

extremely thorough review involving teams comprised

of some of

the best people

across both
firms, with support from external experts

where needed. Our analysis focused

on four key aspects that, for us,
would determine the

long-term viability

of the business.

We examined what

the decision would

entail for our
clients, shareholders, and employees. And we gave special consideration to financial and funding sustainability.
We started with a broad spectrum of possibilities, ranging from IPO, sale, partial or full integration to a spinoff, and even a dual-brand strategy.

Eventually,

based on our criteria, we narrowed down our selection to the two best options:

a full

integration or

a spin-off

of a focused

perimeter,

which would

exclude segments

requiring
global capabilities.

The final outcome was crystal clear: Full

integration is by far the best choice.

Slide 8 – Integration of Credit Suisse

(Schweiz) is the best path forward
It is not

just that the

financial merits of integration

are greater.

It is also

the best way forward for

our clients, for
whom the

industry-leading offering will

improve and broaden

as we

combine products

and

capabilities

from

both
firms.

The

alternative

would

have

been

a

bleak

one,

considering

the

current

situation,

combined

with

the
necessity to

carve out

most of

its global

capabilities. Even

a more

focused spin-off of

Credit Suisse

Schweiz would
fail to meet the needs of many of its

corporate clients, as well as the entrepreneurs

it considers core.
At the same

time, separation

from the

Group would

entail a costly,

risky and

lengthy carveout

of technology
platforms, causing uncertainty

for clients and employees

for years to come.

Moreover,

our analysis revealed

a
substantial dependency of

the Swiss

subsidiary on

financial resources

and

operational

support

from

the parent.

As
a result,

it would

have existed

as a

fragile entity

struggling to close

its funding gap,

unable to

compete effectively
and failing to

deliver sustainable

returns.

We believe

this would not

have been an

acceptable proposition

for
clients, employees – and very likely - regulators.

By contrast, being

a part of

UBS ensures it

will have continuous backing

from one of the

most stable and

trusted
global

financial

institutions.

The

strength

of

UBS

will

underpin

the

franchise

and

provide

access

to

efficient
funding, as demonstrated by our ability

to return all extraordinary government

and central bank facilities.

We

take

our

social

responsibilities

very

seriously.

This

is

why

I

have

repeatedly

emphasized

the

fact

that
employment-related considerations must be a key decision-making factor in our evaluation.

We have analyzed
their impact

in both

absolute

terms and

in relation

to the

Swiss

job market.

Every

lost job

is painful

for

us.

Unfortunately, in this situation,

cuts were unavoidable,

regardless of the

selected scenario.

We are committed

to
minimizing the

impact on

employees by

treating them fairly, providing

them

with

financial

support,

outplacement
services, and retraining

opportunities.

Our aim here

is to enable

those affected

to take advantage

of a quite-
healthy Swiss job market, where more

open positions in finance are available

than there are job seekers.

Let me emphasize: the vast majority of job reductions will come from natural attrition, retirements and internal
mobility.

Around

1,000 redundancies

will result

from the

integration of

Credit Suisse

Schweiz.

These will

be
spread over

a couple

of years,

starting in

late 2024.

Importantly, in the alternative

spin-off scenario,

restructuring
would also

have been

necessary, and resulted in

about 600

redundancies. In addition,

the

necessity

to

profoundly
restructure other parts

of Credit

Suisse is

expected to

lead to

about 2,000

additional redundancies in

Switzerland
over the next couple of years.
After weighing all of the above factors,

we came to the view that a full

integration is the best way forward.

Slide 9 – Unwavering commitment to our clients,

employees and the Swiss economy

Our decision reinforces

our commitment to clients, employees,

and the Swiss economy.

Our goal

is to

make the

transition for

clients as

smooth as possible.

The two

Swiss ringfenced

entities

will

operate
separately until their planned

legal integration in

2024.

Credit Suisse brand and

operations will remain separate
during that time.

We will gradually migrate clients

onto our systems and expect to

finish this process in

2025.
Given this, nothing will

change for clients in

the foreseeable future and they do not

have to take any

immediate
action.

We will continue to provide the premier levels of service that they have come to expect. And with time
they will begin to see the further benefits

of the combined franchise.
As we

progress in the

integration, we

remain fully committed

to our

personal, private, institutional

and

corporate
clients. In

terms of

lending,

thanks to

our even

-stronger

capital base,

our intention

is to

keep the

combined
exposure unchanged while

maintaining our

risk discipline. We

are sensitive

to

the

important

role both

firms

play

in
the lives of

our employees

and their communities.

We want

to remain

an employer

of choice

in Switzerland,
offering attractive career

opportunities.

Last but

not least,

as we

combine, we

will honor

all agreed sponsorships
of civic, sporting and cultural activities

in Switzerland at least until the end

of 2025.
I have

made it

abundantly clear to

our colleagues

that they

must not

be distracted

by the

integration.

We cannot
take our eyes off

our vision and

must remain focused on

client needs.

After all, competition in

the Swiss market
remains robust.

The cantonal banks in aggregate will continue to have

the highest market shares in all relevant
personal and

commercial banking products.

And our

branch network,

even after

the merger, is the

third-biggest.
We welcome

the challenge.

Competition is

what makes

all of

us better,

and what

makes the

Swiss financial
system stronger.

Slide 10 – Stabilized flows and focusing

on client win-back opportunity
Given the

events leading up

to the

acquisition, stabilizing the

Credit Suisse

client franchises globally

has been

our
most immediate priority.

Since closing in June, we have won back clients’ confidence, as evidenced by positive asset flows and strong engagement

across Wealth Management

and the Swiss business.

We saw formidable momentum in deposits, with

23 billion dollars in inflows

for the quarter, 18 billion of which
came

into

Credit

Suisse’s

Wealth

Management

and

Swiss

Bank.

Meanwhile,

UBS

wealth

management

has
delivered the highest second-quarter

net new money performance in over a

decade.

We are pleased

to share that

this positive

trend has

carried on

into July

and August.

While the

quarter is

not over
yet, so far we have attracted net new

assets of 8 billion for the combined wealth

management businesses.
It is

encouraging and rewarding to

see the

franchise stabilize so

quickly.

Winning back

the more than

200 billion
dollars of

client assets that

left Credit Suisse

over the

past year won’t

be easy, but recapturing as

much as

we can
is one of our top priorities.

Slide 11 – Non-strategic assets and businesses

to be exited through Non

-Core and Legacy

Let’s move to assets that we have designated as non-core. First, let me briefly touch on the 9 billion RWAs that will be included in the combined Investment

Bank.
These assets

were selected through

a disciplined

process designed to

enhance our

Global Banking

and

derivatives
operations.

The

transferred

businesses

are

expected

to

be

accretive

from

next

year.

They

will

help

drive
economies of scale while adding only

13% to the investment bank’s current

non op-risk RWAs.

The remaining 17 billion

of Credit Suisse’s investment bank,

as you can

see from the chart,

will be transferred to
the newly-formed Non-core and Legacy unit.

This will also include Credit Suisse’s entire Capital Release Unit as well as

selected assets

from the

combined wealth and

asset management

businesses

that

are not

aligned

with

our
risk appetite or strategy.

Overall, the

NCL will

comprise of 224

billion in

LRD, with

a significant

portion

in high-quality

and

liquid

assets,

and
55 billion in risk weighted assets excluding

op-risk RWAs.

With the perimeter largely defined, we are already executing on our strategy to exit these assets in a

timely and
efficient manner.

We made a

good start

in the

second quarter, reducing positions representing

a total

of

9 billion
in RWA. Around

half of those came from sales that

we actively pursued.
Slide 12 – Non-core and legacy

rundown to drive lower costs and efficient

capital release

As I

mentioned before, this

is not

the first

time our

organization has

managed a

successful run-down of

non-core
assets.

Our previous experience is a

big part of why we are confident

in our ultimate success.

A clear priority

for us is

to take out

a substantial part

of the operating

costs associated with this

unit.

I will touch
on that in a minute.
Thanks

to

our

strong

capital

position,

and

markdowns

we

took

as

part

of

the

PPA

adjustments,

we

have
substantial

flexibility

in order

to optimize

the outcome.

These are

not distressed

assets, so

we can

maintain
positions if they preserve value.

Our decisions whether to do so will be based on economic profitability,

taking
into account funding, operating and

capital costs of the portfolios.

On those positions we do

decide to exit, we
will move at pace, acting fairly and protecting

our clients and counterparties.

The natural

run-off profile

is a

steep one.

As you

can see

from the

chart, we

will have

a 50%,

or 27

billion,
reduction in non op-risk RWAs by 2026

and a similar reduction in

LRD.

But let me assure you

that our proactive
approach to accelerate the wind-down

will continue.
Slide 13 – Executing on plans to achieve

greater than 10bn gross

cost reductions by year-end

2026
Now let’s

turn to

cost reductions, a

key element of

returning to

profitability and creating

sustainable value across
the combined

firm. First,

as we

speak, we

are actively addressing

the need

for deep

restructuring at Credit

Suisse.

This is an

acceleration and

expansion of the

work that the

firm itself saw

as necessary to

put a stop

to losing
money.

Secondly,

additional efforts are required

to generate synergies across

the combined businesses.

We aim

to take

out over

10 billion

dollars in

gross expenses from

the combined

franchise, based

on

full-year

2022
cost base.

Around half of

that will come from

restructuring the investment

bank and running down

non-core
assets.

The other half will come from

actions across the rest of our operations.

There is meaningful duplication
that can be removed, thousands of applications and IT platforms to be decommissioned, and hundreds of legal entities to be merged or closed to make

us more efficient and effective.
Let me

give you

an example.

Of Credit

Suisse’s current 3,000+

IT applications only

around 300

will be

integrated
into UBS infrastructure, contributing

to our combined future business

model.
Importantly,

we will

continue

investing

to make

our platforms

and

processes

more

resilient

and support

our
existing, and future, growth

ambitions.

We will also

absorb some further inflation.

All told, we

aim to bring

the
Group’s underlying cost/income ratio

exit rate below 70% in 2026.

Slide 14 – We aim to substantially

complete integration for the Group

by year-end 2026
We

are

two and

a half

months

into one

of the

biggest

and most

complex

bank mergers

in history.

We

are
executing

our

plans

at

pace

and

wasting

no

time

in

delivering

value

for

our

all

our

stakeholders,

including
shareholders.
In the next four to six months our focus will be on

restoring underlying profitability,

while progressing on other
areas, including business

transformation, client

migration

and

simplification

of

our

combined

legal

entity

structure.

On the latter, a key milestone will be the merger of

our parent operating entities UBS AG and Credit Suisse AG.

This step,

planned for

2024, will allow

us to simplify

our structure

and operating

model, optimize

capital and
liquidity within the Group, and will

support achieving our cost-savings

ambitions.
We expect to substantially complete

our integration program by

2026.

Slide 15 – Working towards

~15% RoCET1

A key

pillar of

our strategy

is to

maintain a

balance sheet

for all

seasons -

one that

supports our

capital-generative
business and

allows us

to offer

attractive capital

returns.

We expect to

operate at

around 14% CET1

capital ratio
over the medium term. And as we exit 2026, we aim to achieve an underlying return on CET1 of around 15%.

As you

know, we have

suspended share repurchases for

the time

being.

But

we

remain

committed

to

growing

our
dividend and

returning excess capital

to shareholders through buybacks.

We will update

you on

our plans

in this
regard with the fourth-quarter

results.
With

that,

let

me

hand

over

to

Todd.

Todd

Tuckner
Slide 17 – UBS Group 2Q23 results
Thank you, Sergio.

Good morning everyone – it is a privilege

to be with you today as Group

CFO, especially
at this watershed moment for UBS.
Since my appointment, my focus has

been on the financial consolidation of

the two firms, progressing

the
work done on transaction adjustments, optimizing

our liquidity and funding position, firming

up our cost
savings and enhancing financial reporting

controls for the expanded

group.
Regardless of whether staff

come from Credit Suisse

or UBS, I’ve been extremely impressed

with the
dedication of the finance team.

I’m proud of what we as a

unit have already been able to

accomplish, and
we, like the entire firm, continue

to execute at pace.
We recognize that this is a

complex deal, but our aim is to be clear and

forthcoming in explaining the
financial implications of our actions during this

critical period and beyond.
Today,

I’ll cover our second quarter operating

performance, the impact of the merger

on our balance sheet
and capital as of day 1 and, finally,

our integration plan and outlook.
Let’s start with the quarter on slide 17.

I’ll refer to UBS Group

AG’s consolidated results, which

this quarter
include one month of Credit Suisse’s

operating performance, presented

under IFRS and in US dollars.
On a reported basis, the second

quarter profit was 29 billion, both

pre-

and post-tax.

These results were
largely driven by the net impact from

items related to the acquisition,

principally negative goodwill of
28.9 billion and integration-related expenses

and acquisition costs.

Excluding these items, the Group

pre-tax
profit was 1.1 billion, of which

2.0 billion from the UBS sub-group,

and negative 0.8 billion from the

Credit
Suisse sub-group.
Slide 18 – Negative goodwill and overview

of purchase price allocation adjustments
Turning to slide

18.

The negative goodwill of 28.9 billion

is calculated as the difference

between the
consideration UBS paid and the fair value

of the acquired net assets after

taking into account the various PPA
adjustments of

negative 25 billion.

The roughly

6 billion difference between

the negative goodwill reported today

and the amount included in
the Form F4 registration statement

just prior to closing is principally explained

by two factors. First, Credit
Suisse generated operating losses over the

first 5 months of 2023 that were

not captured in the F4, which
was prepared as if the transaction

occurred on December 31, 2022.

Second, we applied additional net
negative PPA

adjustments to Credit Suisse’s financial

assets and liabilities, reflecting

a more detailed fair value
assessment post-closing.

The total net PPA

adjustments of negative 25 billion consist

primarily of marks of negative 14.7 billion

in
connection with financial assets and liabilities.

This includes negative 12.4 billion on mainly

fixed-rate accrual
assets and liabilities, of which around

8 and half billion relates to our core

businesses and around 4 billion to
Non-core and Legacy.

In addition, we made negative 2.3

billion of further necessary adjustments to

fair value
positions, mostly related to Non-core

and Legacy.
The negative 8 and a half billion of marks

on core-business accrual financial instruments

include, for example,
PPA adjustments

on the Swiss mortgage book, which were

almost entirely interest

rate driven.

The majority of the accrual-basis positions are

expected to mature within

the next 3 to 4 years and, if held to
maturity,

will pull to par.
Of the total marks on accrual positions,

6 billion pre-tax, or 5 billion net of tax,

are CET1 capital-neutral as
FINMA has granted us transitional relief,

which mainly applies to Swiss mortgages.

The transitional treatment
is subject to linear amortization concluding

by June 30, 2027.
The negative marks of 2.3 billion on fair

value assets and liabilities that I

mentioned earlier reflect UBS’s
assessment of the complexity,

liquidity and model risk uncertainties in

the book, as well as the relevant
markets for potential strategic exits.
We also made PPA

adjustments of negative 4.5 billion

to capture UBS’s determination

of Credit Suisse’s
provisions and contingent liabilities

related to litigation, regulatory

and similar matters. This includes 1.5
billion of incremental provisions

Credit Suisse took in the second

quarter.
Other net PPA

adjustments, totaling to negative 5 and

a half billion, largely relate

to GAAP differences
associated with pension accounting, but also

goodwill and intangibles, and fair value

marks on non-financial
assets and liabilities, including software

and real estate.
Of the total negative 25 billion of PPA

adjustments,

negative 17 billion is CET1 capital-relevant,

with the
balance relating to the 5 billion regulatory

waiver I mentioned earlier,

and other items that are filtered

out of
CET1 capital, such as pension accounting

differences, goodwill and

intangibles.
Overall, we believe the negative goodwill, including

the PPA

adjustments therein – in addition

to
underpinning almost 240 billion of acquired

RWA - provides

us with sufficient capacity to absorb

the costs to
achieve our two key saving objectives:

first, an efficient wind-down

of the non-core businesses and

associated
overhead we acquired, and second,

positive operating leverage and synergies

in our core franchises.

All while
remaining capital-generative

over the integration timeline.
Slide 19 – The acquisition

strengthens the foundation of the

combined bank
We are highly confident that

we can successfully integrate Credit

Suisse, enhancing our business model and
operating metrics, while continuing to ensure

we maintain world class capital ratios

and a balance sheet for
all seasons.

On page 19, we illustrate how the transaction

strengthens key financial

measures from day 1, offering

us a
highly attractive starting point as we commence

this journey.

Since the acquisition, our capital position

is even
stronger with almost 200 billion total

loss absorbing capacity,

and a CET1 capital ratio of 14.4%.

Additionally,

our tangible book value per share

is up 49% quarter on quarter and, today,

we manage over 5
and a half trillion dollars of invested assets

with a unique and meaningful presence

in all the major markets
across the globe.
Slide 20 – Our balance sheet for all seasons

remains the foundation of our

success
Remaining on capital on slide 20.

The strength of our balance

sheet is the foundation of our success

and the
reason why we were able

to restore financial stability

and client trust in such a short amount

of time.
As of the end of June, as just mentioned,

our CET1 capital ratio was 14.4% and

our CET1 leverage ratio was
4.8%.

Included in our capital ratio this quarter are

the impacts from the closing

of the Credit Suisse acquisition,
including a 10 billion operational risk RWA

reduction from diversification

benefits and a combined lower
forward-looking risk profile.

Looking through to the end of the

year,

we expect our CET1 capital ratio

to remain around

14%, as the
benefit of RWA reductions,

improvements in our underlying profitability,

mainly from cost saves, and

CET1
capital-relevant pull-to-par effects

from the PPA

adjustments are expected

to largely,

but not fully,

offset
integration-related expenses.

We also expect to maintain a

CET1 capital ratio of around

14% and a CET1 leverage ratio

or more than 4%
over the medium-term.
You

have often heard us referring

to our balance sheet for all seasons and

our capital-generative operating
model that allows us to service clients and

invest in the business through

the cycle.

It’s how we’ve operated
over the last decade, and it’s how we

intend to continue to operate going

forward.

So rest assured,
maintaining a balance sheet for all seasons

will remain among our very top

priorities.
Slide 21 – Prudent management of liquidity

and funding
On liquidity and funding on slide 21, we

closed the quarter with an average

liquidity coverage ratio of 175%,
well above our prior quarter level, and

a net stable funding ratio of 118%.

The liquidity coverage ratio
increase largely reflects the

elevated HQLA levels at Credit Suisse,

including the effect of the usage

of the
Swiss National Bank facilities.
As Sergio highlighted, positive net new

deposits in the past few months enabled

us to repay ELA+ and
terminate the Public Liquidity Backstop facility,

as announced earlier this month.

We expect to continue
attracting net new deposits, and as of this

week we’ve already seen, in the

third quarter,

13 billion of positive
net new deposit flows in our combined wealth

management and Swiss franchises.

While this will help us
narrow the inherited funding gap

and continue to manage our liquidity

coverage ratio at prudent levels, we
expect to resume execution of

our funding plans shortly.
In addition to maintaining significant liquidity

and funding buffers on a consolidated

basis, we’re actively
managing the allocation of financial resources

among our significant legal entities,

which also have
standalone funding requirements

and will continue to operate while we

progress towards our

target legal
entity structure.

We’re working towards

merging Credit Suisse AG

into UBS AG in 2024, as this is a critical step

to removing
resource allocation bottlenecks

and enabling the realization of

business and operational efficiencies.
Slide 22 – 2Q23 UBS business divisions

and Group Functions (IFRS) – excl.

Credit Suisse
Now onto slide 22.

Excluding Credit Suisse’s performance

in June, the effects of the acquisition

I mentioned
earlier,

and a gain on sale of 848 million in

Asset Management last year,

UBS’s pre-tax profit in the

quarter
was 2.0 billion, up 12% year-over-year.
Slide 23 – Global Wealth Management
Before turning to the UBS sub-group

business divisions starting on page 23,

let me first point out that for the
second quarter,

the negative goodwill as well as a

substantial portion of integration-related

expenses have
been retained and reported

in Group Functions.

Starting with the third quarter,

we intend to consolidate the
reporting of our business divisions

across the UBS and Credit

Suisse sub-groups, and we’ll

report integration-
related expenses in the respective

combined segments.

All references to figures

are in US dollars and comparisons

are year-over-year,

unless stated otherwise.

In Global Wealth Management, we

delivered net new money of 16

billion, the strongest second quarter

in
over a decade, with inflows across

Switzerland, EMEA and APAC,

and despite 5 billion in seasonal tax
payments in the US.

We also delivered net new

fee generating assets of 13 billion, or an annualized

growth rate of 4% with
positive flows across all regions,

as well as net new deposits of

5 billion.
These strong inflows across

net new money,

fee-generating assets and deposits

demonstrate our continuous
focus on active client engagement and

the trust our clients place in us.

This was especially important during

a
quarter where the macro

backdrop and developments with

Credit Suisse placed a premium

on our investment
advice and the stability of our GWM franchise.
Profit before tax was 1.1

billion, down 4% despite strong growth

in EMEA and Switzerland of 15% and

9%,
respectively.

Positive top-line contributions from

all regions outside of Americas

supported a 1% revenue
increase, which was more

than offset by higher expenses.
In the Americas, revenues were

down 4% mainly as net interest

income reflected continued rotation

into
higher yielding deposits and investments

from transactional and sweep

deposit accounts.

Although we
expect NII in the Americas to continue

to tick-down sequentially from

ongoing cash sorting and deleveraging
in the current rates environment,

we nevertheless continue to see the

US market as a strategic priority for

us,
and hence we continue to invest in the

business for future growth.

As a result, we expect our

pre-tax margin
in the Americas to be low double-digit

to mid-teens over the near-term.

Onto total GWM revenues.

Net interest income was up

14% year-over-year,

and down 3% sequentially,

the
latter reflecting mix shifts and lower

deposit and loan balances, partly offset

by higher deposit margins.

Recurring net fee income decreased

3% due to negative market performance while

positive inflows were
offset by clients’ continued repositioning

into lower margin solutions.

As a reminder,

we bill based on daily
balances in the Americas and on month

-end balances everywhere

else.

As such, second quarter revenues

did
not fully reflect June’s market

rally, which

we’re seeing benefit the third

quarter.

Transaction

-based income decreased 6%,

impacted by investor uncertainty,

particularly in Americas and
APAC.

However,

towards the end of the second

quarter and into the third, we’re

seeing a pick-up in both
client sentiment and transactional momentum

especially in APAC.
Operating expenses ex-litigation, integration

-related expenses and FX were

up 3% driven by increases in
technology and personnel expenses.
Slide 24 – Personal & Corporate Banking

(CHF)
Turning to Personal

& Corporate Banking on slide 24.

We delivered another record

quarter excluding past
one-off gains.

Profit before tax was

up 54% to 612 million Swiss francs.

Revenues increased 24%, with
increases across all revenue

lines, highlighting continued momentum

in the business. Net interest income
increased by 45% year on year

and 12% quarter-on-quarter.

Sequentially,

we continued to see loan growth,
while the deposit base remained roughly

stable. Costs were up 9%,

driven by continued tech investments

and
higher personnel expenses.

The cost-to-income ratio was 51%,

a 7 percentage-point improvement

year-on-
year,

demonstrating strong positive operating

leverage.
We saw strong momentum

with 10% annualized growth in net

new investment products and

almost
6 thousand net new clients, reflecting

the trust our clients continue to

place in us.

Slide 25 – Asset Management
Moving to slide 25.

In Asset Management the profit

before tax was 90 million.
Excluding last year’s gain on sale, total

revenues decreased 5%,

with lower net management fees,

driven by
market headwinds, asset mix, as well

as lower performance fees.

These headwinds were partially

offset by
1% lower costs.
Net new money in the quarter was strong

at 17 billion, a 6% annualized growth

rate.

Net new money
excluding money markets and associates was

19.5 billion, with positive momentum

in SMAs and alternatives.
Slide 26 – Investment Bank
Turning to slide

26.

In the Investment Bank the profit

before tax was 139 million.
The operating environment for the

Investment Bank’s trading businesses was

defined by significantly lower
equity volatility levels compared

to the prior-year period.

Within Global Markets, this resulted in a

meaningful decline in client activity levels

across both Equities and
FRC, where revenues of

1.5 billion were down 11%, broadly

consistent with our peer group.

Our Financing business continued to deliver

strong results, reporting

its best second-quarter and best first-half
on record. This demonstrates

the resilience of our balanced

portfolio of risk-efficient businesses,

as we
continue to invest in capabilities that are

critical to our clients.
Global Banking revenues of 371

million were down 2% as the

second quarter saw the global fee

pool hit its
lowest quarterly level since 2012.

In the second quarter we significantly

outperformed the fee pool in EMEA
and gained share in global M&A.
Operating expenses were up 2%,

predominantly on higher tech

investments offsetting lower provisions

for
litigation, regulatory and similar

matters.
Slide 27 – 2Q23 Credit Suisse AG

reported loss of (8.9bn), (4.3bn)

excluding acquisition related

effects;
(2.1bn) adjusted loss (CHF,

US GAAP)
On slide 27, I now turn to Credit Suisse

AG’s full second quarter results,

which were separately published
earlier today.

Credit Suisse AG’s reported

pre-tax loss for the second quarter

was 8.9 billion Swiss francs.

This result includes several large

items, including 2.2 billion in adjustments

to fair value marks, 1.8 billion in
software write-downs, 1.3 billion in additional

litigation provisions, and 1.0 billion

for a goodwill impairment.

Stripping out these and other items that

are not representative

of Credit Suisse AG’s underlying

performance
in the quarter,

the adjusted operating loss was 2.1

billion Swiss francs.

Not included in this figure are

the results of a few legal entities

that fall outside of Credit Suisse

AG’s
consolidation scope.

Including those entities, the Credit

Suisse sub-group’s pro

-forma second quarter
adjusted operating loss was 2.0 billion Swiss

francs.

In discussing the Credit Suisse

sub-group performance in
the second quarter,

I’ll focus on this 2-billion Swiss franc

adjusted loss as it better informs the starting

point
for the group in combination with

UBS’s quarterly underlying performance.

Slide 28– Credit Suisse adjusted

2Q23 results (CHF,

US GAAP)
On slide 28, Credit Suisse’s

quarterly adjusted pre-tax loss was

largely driven by operating losses in the

Credit
Suisse Investment Bank and the Capital

Release Unit, as well as elevated funding

costs in the Credit Suisse
Corporate Center.
Sequentially,

revenues declined by 38%, driven

by Credit Suisse’s Investment

Bank, down 78%, where the
sharp drop in revenues was

due to little-to-no new activity in the context

of expected exits following the
acquisition.

Second quarter revenues also reflected

elevated funding costs, primarily from

the Swiss National
Bank facilities.

Going forward, we’ll focus on two

key priorities in relation to Credit

Suisse’s Investment Bank and Capital
Release Unit.

First, rebuild activity and profitability

levels of the businesses we decided to retain

as part of our
core Investment Bank. And second,

actively manage the wind-down

of businesses and positions that are

not
aligned to our strategy.

These include those already

in the Credit Suisse Capital Release

Unit and Investment
Bank not retained as core,

and will be managed and reported

within our Non-Core and

Legacy segment
beginning in the third quarter.
Moreover,

as the wind down is executed,

we’ll decisively take out all costs in relation

to resources, technology
and real estate that are not

needed to support either what is retained

in our core Investment Bank or

what is
strictly required to efficiently

wind-down businesses and positions managed

by our Non-core and Legacy
team.
In contrast to Credit Suisse’s Investment

Bank and Capital Release Unit, we saw relative

stability across Credit
Suisse’s Wealth Management, Swiss

Bank and Asset Management segments.

In Credit Suisse Wealth

Management, we’ve seen a stabilization

of net new assets, trending from

substantial
outflows in April to net inflows in June, with

14 billion dollars of net new deposits

in the quarter.

We remain
focused on introducing Credit

Suisse’s clients to the unrivaled value

proposition of the combined

firm to
counterbalance any headwinds to our flows

from lag effects stemming

from past or future attrition

of Credit
Suisse relationship managers.

In addition to clear and decisive actions

to retain client assets, we

also
implemented client advisor incentive programs

with the clear objective to “win

back” and sustainably retain
client assets.

Quarter to date, these actions

have helped us to attract net new deposits

of 10 billion dollars
and positive net new assets in the Credit

Suisse wealth management franchise.

Credit Suisse’s adjusted operating

expenses were down 10% sequentially,

reflecting actions initiated

before
and after the merger announcement, as

well as voluntary attrition of employees.

As of the end of the second
quarter,

headcount was down by over 8,000 compared

to the end of 2022, split roughly

equally between
internal and external staff.
Slide 29 – Driving positive underlying profitability

and maintaining ~14% CET1 capital

ratio
I now turn to slide 29.

On an illustrative and underlying basis,

the sum of the UBS sub-group

pre-tax profit of
2.0 billion, and the Credit Suisse sub-group

pre-tax loss of 2.2 billion, after translation

to US dollars, equals a
combined pro forma Group

operating loss of around negative

0.3 billion.

You

can consider this indicative
level as a useful starting point to contextualize

the trajectory of our underlying profitability

going forward,
and assess the steps we are taking

to achieve our ambitions.

First and foremost, we’re

executing on our cost reduction

plans at pace and we expect positive combined
underlying profits in the second

half of 2023.

We expect to deliver underlying exit

rate cost savings of over 3
billion by the end of the year - which

will

benefit our 2024 results - and to

incur a broadly similar amount

of
integration-related expenses in 2H23.

While neutral to our underlying performance,

I would note that such
integration-related expenses will be

partly offset by pull-to-par effects

of over 1 and a half billion.

Second, asset and deposit retention and

win-back initiatives will continue to

support the positive momentum
across our wealth management businesses.

In particular we expect to see positive

underlying contribution
from the Credit Suisse wealth

management franchise by the first half

of 2024.

We will apply this same
systematic approach to client and

asset retention and win-back

across all of our core franchises,

especially
following today’s announcement in connection

with the Swiss businesses.
Third, our second quarter 2023 pro

forma results include 550 million

of funding costs related to the Swiss
National Bank facilities that Credit

Suisse reported in its Corporate

Center.

The repayment of these facilities
will lead to materially lower funding

costs in the third quarter and further

benefits in the fourth quarter for
the combined Group.

Continuing on the NII topic, sequentially

for 3Q23, we expect a low single-digit
percentage decline in our combined

wealth management businesses, with

positive contribution from the
Credit Suisse franchise, and a mid

-single-digit percentage decline

in our Swiss businesses.

This excludes the
pull to par effects I mentioned earlier.
These elements, in combination with disciplined

resource management and

a focused execution mindset
across the leadership team, give

us confidence in our ability to deliver a

successful integration, starting with
approaching break-even in

the third quarter and returning to

positive underlying profitability

before the end
of the year.
With that I’ll hand back to Sergio for his closing

remarks.

Sergio P.

Ermotti – closing remarks

Slide 29 – Key messages

Thank you, Todd.

As we speak,

the geopolitical

and macroeconomic

outlook remains

volatile and

difficult to
predict.

Of course, major developments on this front will impact

our business in the short term.

As always, our
first priority is to stay close to

clients and help them manage the challenges and opportunities presented by this uncertain environment.

For us, this is business as usual and we

remain focused on this priority.

At the same time, we will also execute on our integration plans with determination and pace.

That will unlock
significant

economies

of

scale

allowing

us

to

fund

future

investments

as

we

continue

to

pursue

growth
opportunities. We are well aware of the

additional trust and responsibility that accompany this

transaction.

We
will not betray that trust, remaining

faithful to our strong culture

and conservative risk management.

I am excited about the opportunities that

lie ahead of us.

I strongly believe UBS will emerge

as a stronger
global financial institution, one of even greater

value to its clients, while remaining

safe and delivering
superior returns.

With that let’s get started with questions.

Analyst Q&A (CEO and CFO)
Jeremy Sigee, Exane BNP Paribas
Good morning. Thank you very much for all

the information. There's a lot to

get through and a lot of
questions. I'll just ask two things. One is,

could you talk about the Swiss integration,

which obviously takes
time and I think you said it's going to

legally close in 2024 and then physically

integrate in 2025. I just
wondered, you know,

what determines that timeframe

and how you manage? How you intend

to keep the
businesses stable whilst they're in

that slight sort of limbo period. So that's

my first question.
And the second question is about sort

of capital stack. The 14% CET1 target

I imagine it implies that you're
going to reissue AT1

and rebuild the AT1

part of your capital stack. And I saw a

headline the other day that
you might even do that this autumn.

I just wondered if you could

comment on that aspect, your intentions

in
terms of issuing AT1.

Thank you.
Sergio P.

Ermotti
Thank you, Jeremy.

So, well, first of all, on the integration,

of course, you know,

now that we go through, as
I mentioned, it's very important to understand

the sequence of how we're

going to go through the merger

of
the different legal entities.

You know,

we, as I mentioned before,

our intention is to merge the two parent
company,

UBS AG and Credit Suisse

AG. And as a follow-through

different entities underneath will

go
through the same process.

So, we need to optimize the timing from

different aspects. And last

but not least,
also one of regulatory approvals.

So, we are starting now the

process to do that in terms of

the Swiss
business.
You know,

the way we will manage that is

by, as

I mentioned, first of all, assuring that

all people employed in
the Swiss businesses at UBS and Credit

Suisse will not be subject to any redundancies

until the end of 2024.
So, what's the most important message

is to clients, that nothing changes for them

and our view is to make it
very smooth for clients to go through

the transition.
And so once we go through this

kind of legal process and regulatory

process of merging the two entities,

at
the same time, we are also

tackling the IT migration, the operational

migration. And this is something that
will only be completed early on in 2025.

So, what we, the message here

is a balance between showing the
way forward to our people, to

clients, but without rush and in a stable

manner.

So that people you, our
clients continue to be served in the way

they expect to be served.
In terms of the CET1 target, well, of course,

AT1 continues

to be an important element of our capital

stack
and strategy.

I will not comment on speculations.

We are watching the market

carefully,

we will assess the
timing and the need of tapping the

markets when appropriate.

But, yes of course we are looking

at the AT1
markets and we will make our consideration

when appropriate.
Alastair Ryan, Bank of America Merrill

Lynch
Yes. Thank

you. It's Alastair,

BofA. Sergio, good morning. Great

to have clarity on the strategy and

obviously
the market is delighted as you are

that the flows have come back. Just then

on operating costs. Very

clear
ambitions and it looks like you're

bringing forward a little 2027

to 2026 when you've landed everything.

But
just given the size of the operating costs

in the old Credit Suisse investment

bank and non-core, can you

give
us any sense about how quickly you can

go there? So the quite a large

restructuring charge, integration
charge in the second half, but does that

cost number move out quickly so that

you normalize profitability or

is
there still quite a long, long tail to

the cost in that part of the business?

It's just, you know,

IB classic, the
revenues have gone, the costs are

still lingering and how quickly they

go? Thank you.

Todd

Tuckner
Hi, Alastair.

Yeah.

In terms of the speed at which we

expect to take out cost. As Sergio and

I said, we've been
operating at pace in terms of the cost takeout

which is among our top priorities.

In terms of in particular
restructuring the parts of Credit

Suisse that need immediate attention

and restructuring.

And so you see how
we're making very strong

progress out of the gate

in terms of the cost takeout through

the second half of
2023 and the cost to achieve those cost

takeout as well.

We've obviously modeled to get to

the targets that – or the landing

zones that we described earlier in terms
of returns and the cost-to-income ratio

at the end of 2026.

But as you say,

the costs do have a long tail in
some cases, and that's because of the

complexity of the operation that we

have to unpack.

Because you
have significant infrastructure and

technology; you have a very large

array of legal entities, over a thousand
legal entities, that have to be addressed.

And just back one proof point

on the software components,

there are 3,000 applications

and the work that
our team has done suggests that we will

only integrate 300 into UBS. That takes

time. And so, yes, there is a
long tail, but you can count on us to

operate quickly.
The last thing I would say is in terms

of clarity on a sense of as those things

hit through, because we give a
degree of clarity through the

second half of the year and we give

sort of that landing zone, we will come
back with further clarity once we do the

business planning process in the

second half of the year.

,And that
will be with our fourth quarter earnings in early

February.
Sergio P.

Ermotti
And I would probably complement

Todd’s

observation. Because, it is very important

that de facto the vast
majority of the assets are in

non-core and legacy are

supported by the Credit Suisse

IB platform. So, as we
progress in winding down

the, call it, core day-to-day

operation from the front

office stand point of view.
Whatever is left is going to be legacy infrastructure,

IB infrastructure, that is only

there for non-core. And so
you can see out then this will be a very

important element in determining how

quickly we get rid of non-core
assets. Because as a consequence of that,

we accelerate the winding down

of this operation. But I think that's
exactly what we are working on

and we will give you more

detail early on next year when we present

our Q4
results and our three year

plan.
Chris Hallam, Goldman Sachs
Good morning, everybody.

And thanks for taking my questions.

Just two for me. First, in Wealth
Management, you've talked about now

essentially being at scale in every growth

market globally.

But in
tangible terms, what does that enhanced

scale enable you to do that perhaps

you weren't able to do
previously? And have you seen any

proactive response from

competitors in reaction to

that enhanced scale?
That's my first question.
And then second, looking at the banking

business in Switzerland. Now the dust

has settled, does all the
volatility we saw earlier in the year changed

at all how you think strategically about running

the combined
Swiss bank be it in terms of capital, funding,

liquidity,

etc.? I guess just sort of simply has your

risk appetite
changed in Switzerland?

Sergio P.

Ermotti
Thank you. So, , look, in terms of scale,

of course, there is an economy

of scale. So, being able to leverage
UBS's IT platform as we onboard

all the assets. It's a huge advantage

because we have, call it, marginal costs
effects. But also when you look at

the geographic footprint of the two

operations, they are extremely
complementary in some areas

by relationships, but also in geographical

terms, i.e. for example, in Brazil, right.
So, we had a we had a lot of operation,

Credit Suisse is much stronger,

we now create a very

important
player.

In Asia we've really reinforced

our position and both in North Asia and

Southeast Asia. I think that in
Switzerland its quite clear,

And also across Europe where

there are different

markets where you know

ideally
it's a very fragmented market in general,

wealth management, particularly in

Europe. So there,

we create
economies of scales and things that we would

have not been able to fund from

our organic standpoint of
view. So, it's very

important.

As I mentioned before also Credit

Suisse across the board,

in asset management, in wealth management
brings capabilities and excellent products

that can be then leveraged into our,

into the UBS client franchise.
And we've seen the competitors.

I mean the reaction of competitors,

of course, they started to take
advantage of the fragile situation of Credit

Suisse already during 2022,

late 2022, of course, at the beginning
of the year.

And it's a pretty normal situation so.

Now having said that, I think that

as you saw from the
flows, clients are now comfortable

and they understand the value added

of the franchise, we are able to
retain and actually re-attract

back clients.

So, now it's our turn to be proactive

and we will not spare any
effort to regain back any lost

assets.

So, in terms of the Swiss has anything,

is anything changing? I mean, it's very

important to reiterate that
nothing changes in the way we run

our Swiss businesses until they are

fully integrated, right? So, from a
client point of view,

and in service, and in risk, and

capital allocation, nothing changes. And

even after we
merged, our commitment, as I said in my

remarks, is that we will continue

to sustain the combined lending
book. Of course, there are

exceptional risky situations, but our principle

is very clear.

One and one makes
two. We want to keep our market

share in Switzerland. Switzerland

is strategic, absolutely strategic for the
Group, and we will not want to

lose any of the market share we

have today.
Kian Abouhossein, JP Morgan

Yeah,

good morning, Sergio and Todd.

Thanks for taking my questions. First

question is on risk weighted
assets. You

have around USD 557 billion, USD

145 billion operational risk weighted assets.

And I'm just
wondering how we should think about

the exit run rates in 2026 in terms

of total risk weighted assets as well
as in terms of operational risk weighted assets

if I may.

And then the second question is related

to the non-
core. Could you talk a little bit about

the P&L effects of the non-core

ex any more active write-downs

or sales,
so to say,

leading to potential write-downs? I'm just trying

to understand the P&L in terms of run

rate of the
noncore legacy bank, if I may.

Thank you.
Todd

Tuckner
Hi Kian. In terms of the op risk RWA,

we will come back next quarter after

doing a fair bit of additional
modeling in terms of the op risk RWA

of the combined bank.

We've started to have initial views

on that and
initial discussions with our regulators

and that informed the 10 billion reduction

that I spoke about in my
comments. And then, in terms of the

trajectory and how we think about the

5.57 towards 2026, you'll have
more color on that after we

complete the business planning process

and our 3 YSP and come back early

next
year as mentioned.

In terms of, you asked about the P&L and

the run rate in non-core. So,

what I would say on that is. So first
off, the thing that's most important

is to take costs out and to focus very

significantly on the cost takeout
because there's a significant level

of overhead and costs that aren't

associated with the wind down of the
portfolio. So, the way to think about it

is that we have emphasized so far today

that we have to take costs
out and effectively,

the costs that sit in parts of Credit

Suisse that don't work. And so, those costs,

whether
they be personnel costs or whether they

be technology costs or real estate

costs, they move into non-core
and legacy if they don't support the core

businesses and they have to be run down

extremely quickly.

And so,
I would say,

first and foremost, it's a cost.

The way to think about it is the

cost rundown over the integration
timeline. Then there's the asset

rundown and we talked about the trajectory

from a natural rundown
perspective. And of course as Sergio mentioned

that there will be strategically

and actively looking at that.
And of course from that perspective,

we have taken some PPA

adjustments in excess of USD 5 billion

relating
to non-core and legacy.

I think that's a useful way to think about

it too, the fact that some of that pulls to

par
and some of that will be fair value positions.
And we will manage that book in the

most capital efficient way that we

can and dispose of positions as
appropriate. And also keeping just

considering funding costs and the costs

of operations, technology,

people,
etc.
Kian Abouhossein, JP Morgan

Okay.

Thank you. If I may just very briefly

on the risk weighted assets, if I –

to take a very simplistic view and I
just assume. I know the runoff,

I can make some assumptions about

Basel IV then op risk which is clearly

very
difficult to predict if I want

to be conservative. One could assume

that ultimately the risk weighted assets
conservatively could not grow if

at all to materially decline?
Sergio P.

Ermotti
Kian, its, you know,

we can't really comment right

now. We are

modeling. We are

really going through the
details of the plan. We need to really

also go through the exercise.

I'm sure you appreciate when

we put
together legal entities, the optimization

of all that, it's a fairly complex operation.
So, I wouldn't go into a territory of

projecting risk-weighted assets

going forward because: one, there

are two
elements – well, three elements.

The starting point is a good starting

point. We know that we can make

some
adjustments in the next three to four

months. Op risk was one of these subjects.

But then you need to go
through, first of all, what are

the efficiencies we take out as

we run down assets. Yes.

What are the efficiency
on optimizing legal entity operations? And

then what is the growth? Because

remember,

we are going to
grow, as well.

And we have to attach also that

prospect into the equation. I wouldn't

go into too much of a
risk-weighted assets projection until

you see what we tell you in Q3 and

Q4, for the Q4 results.
Flora Bocahut, Jefferies

Yes. Good

morning. Thank you for taking my questions.

I'd like to go back actually to some of

the elements
you have discussed on this call already,

especially the NCL. Maybe trying to

help us understand how much of
the ROCET1 improvement towards

2026 is going to be driven by this

unit, considering our move to natural
runoff here, you know,

trying to help us assess already

at this stage what – how loss-making

it is today and
how loss- making it would end up being

in 2026, only considering the natural runoff.
And then the other question I wanted to

raise is on the cost save. Just to

make sure I understand correctly.

So
you basically have already a target

of 3 billion cost saves on an annualized run

rate at the end of this year.

But this is compared to the end of

2022, I think. So, how much of

the annualized 3 billion do you kind

of
already have, you know,

in the 2Q accounts, please? Thank you.

Todd

Tuckner
Thanks, Flora. So, in terms of, I'll take,

maybe address the second point

first. In terms of the cost saves in the
– in terms of what we're projecting

by the end of the year at 3 billion. In terms

of what we see already in the
second quarter,

we haven't disclosed that specific number.

But I think from just the head count

reductions
that I mentioned in my remarks,

you could probably consider that

there's somewhere more

than, around half
has already started to hit through,

and what we're already

seeing in our underlying results.
In terms of our CET1 and how to think about

NCL as we go through the process.

For sure, NCL is, you know,
is going to be something that weighs down

on our CET1 naturally

Just given the fact that, you know,

we
have significant, at least over the 2024 to

2026 period.

If you just look at the natural profile

rundown, which
is effectively basis for how we started

thinking about the RoCET,1

not the only way we started to model

it,
but, for sure, one of the ways

that we were thinking about it. There's

a drag by definition in the sense that,
by the end of 2026, you could see in the

slide the natural profile has

roughly half going away.

Now, we can
model different scenarios as

can you, but we're not going to

discuss how we're thinking about

it and
obviously,

some of that is still very much unknown.

In terms of the cost takeout, we

would expect to be
taking out the lion's share of the

costs in non-core and legacy

by the time the integration is materially
complete, by definition. We will

do that. There’ll be, we expect

some residual carry that we'll

have to take on
or continue to run down beyond 2026. So,

there is some, if you will, negative

burn that is associated with
NCL in our modeling.
Stefan Stalmann, Autonomous Research

Good morning and thank you very much for the

presentation. I have two numbers

questions, please. So, the
first one is on capitalized software.

You

have taken these roughly 1.8 billion

of software impairments in the
PPA. Can

you give us a rough sense

of how much of a remaining amount

of capitalized software remains

in
your group accounts that relates

to CS? And is there a risk of further

impairments given that you want

to
retain only about 10% of these

systems?
And the second question relates

to your capital requirements.

So, you show still at 10.6% CET1

over risk-
weighted assets. If we were

to apply the current capital metrics

that is outlined in Swiss banking

law, what
would be the capital requirement

if there was no FINMA transitional

forbearance, please ? Thank you very
much.
Todd

Tuckner
Okay.

Thanks, Stefan. In terms of the capitalized

software, as you say,

1.8 billion was the amount that was

in
the Credit Suisse AG reported

number today.

I think in the PPA

number overall in total, there was

slightly
more about2 billion. You

can look at the CS, you know,

balance sheet from year end

or Q1, Q2, or sorry,

Q1
or year end and see, there

was capitalized software in the

neighborhood of 3 billion. So effectively

what we
have done is taken two-thirds

down and have one-third left

on a shorter economic useful life that

aligns with
how we think about: a), the time it's

going to take us to fully decommission everything

and b), leaving what
we think we still get value from

at the end. So, all that has been sort

of factored into the PPA.

So, I don't see
necessarily further impairments, but because

we now have just what's left, about

a 1 billion that will have a
shorter economic useful life, that aligns

to how we're thinking about

the restructuring.

Sergio P.

Ermotti
Stefan on CET1, I think when you look

at the fully implemented regime

in Switzerland which is not applicable
to us until 2027, it would be around

12.5%. 12-point-plus and that's you know

the reason why we raised

our
CET1 ratio was both to reflect, you

know, a buffer

there to accommodate for the

restructuring, but also is a
clear,

call it small, front running of what

we expect to come.

As a consequence of that, and

our, and

the
finalization of Basel III, which is partially

already in our books. So, you can

count on this number to be
calibrated with a pretty medium term,

medium to long-term expectation

of the current interpretation

of all
regulatory regimes worldwide,

including Switzerland.
Anke Reingen, RBC
Thank you very much for taking my questions.

The first is on revenue cost synergies.

I mean, you had a
comment and especially if you think you

can keep this with market share

unchanged. Is it something you
really think maybe people get

overly concerned and you don't see quite that risk

of a revenue dissynergies
even if you potentially have to contract

some of this at bit more attractive

rates or incentivizing your advisors?
And then secondly,

on slide 16 where you show us

the return path and there's this

block about the funding
cost efficiencies. And that's something

you – I guess apart from the

drop out of the higher expense funding
at Credit Suisse, is there

other areas where you see

the material benefits from lowering

funding costs and
overall group benefits because this

block is the same size as the cost base

rightsizing? Obviously can maybe
elaborate a bit more on that area.

Thank you.
Sergio P.

Ermotti
Let me take the first question. First

of all, I haven't said that we will keep

our market share. I said that our
ambition is to keep the market share.

Now, having said

that, Credit Suisse lost their market

share and
business in the last 12 months or so.
So, what we count on is the fact that,

you know, we

will be able to recapture

and regain some of the market
share and what you saw lately

in the last couple of months is a good

sign of that. But, of course, we are

not,
we are realistic and we are

also factoring in that we may lose market

shares because some clients

may or may
not feel, you know,

that they want a certain concentration

of risk. So, you know,

there is no danger of us
budgeting or planning blue-sky scenarios

on that one. We are realistic,

but that should not be confused with
our desire to keep as much as

we can.
Todd

Tuckner
Anke, on the second, –the second

question in terms of material benefits, we

see you obviously highlighted
the most significant one, which will be

just the take out of the significant cost

that we were wearing in
connection with the PLB and the ELA+

facilities. But, I would say,

and, as I've remarked earlier,

that we expect
the positive contribution from the

Credit Suisse wealth management

franchise in our NII in 3Q and that
comes principally from having stabilized

the business and net new deposits that

are also helping on NII. So,

I
would say that's another factor that

is helping on the underlying profitability.
Benjamin Goy,

Deutsche Bank
Yes. Hi.

Good morning. Two

questions from my side. The first,

to play devil's advocate, are there

more
outflows to come or where you

kind of already had outflows from

clients, but maybe some longer-term
structures, partnerships or anything

like that take time to see the outflows?
And then secondly,

for the first time in a while, your

CET1 capital is higher than your tangible

book value or

almost the same. So now,

the 15% return on CET1, should

that also be broadly similar to

RoTE, going
forward, or should we expect

more moving parts towards

2026? Thank you very much.
Sergio P.

Ermotti
Thank you. Let me take the first questions.

I guess, as I mentioned before,

now, we are

under wealth
management broader perimeter.

I think that, of course, we may still

have client advisors that resigned

over
the last three or four months

or that, as they move into a new

organization, they may be able to

bring some
assets with them. What we see right

now is clear that the ability of the

people that left a while ago to really
move assets is fairly limited. And this

is nothing new compared to what

UBS went through 10 years ago

or
more than 10 years ago in recognizing

that there is a lot of institutional

loyalty of the client base. And now
that we have stabilized the franchises, of

course, we are even stronger

in retaining assets. And as

I mentioned
before, our desires to re

-bring back assets. So, look, the movement,

the gross movements are

going to be
very difficult to predict, but

the net outcome we feel pretty

comfortable will be positive.
Todd

Tuckner

And Benjamin, in terms of the return

on CET1 versus RoTE impact, I'd say there

are two factors that do argue
in favor of moving in that direction,

just not yet but for sure on the

first one, the denominator effect

we’re
bigger and so that's obviously going to make

the difference between

the historic RoTE versus RoCET1 smaller,
by definition. So – and you know that

– so that denominator effect

is now in play and it is helpful as you
suggest probably as well, contributing

to what you observe.
The other one though which has been

our historic delta that really has

given us pause to move off of

what
we think is a more meaningful return

measure are DTAs.

But there of course, you know,

as they amortize
down, because these generally although

not exclusively but generally relate

to you know very old losses that
we're you know now you know

continuing to just chip away at as that

balance comes down, then that's yet
another factor that would argue in favor

of moving to the other measure.
Sergio P.

Ermotti
Well, by the way,

for the foreseeable future

and from a the other angle

of measuring our capital return
flexibility,

the CET1 ratio is a better proxy

because this is the true binding constraint.
Benjamin Goy,

Deutsche Bank
Fair enough and very clear.

Thank you.
Amit Goel, Barclays
Hi. Thank you and thanks for a lot

of good information. The first question

was, I appreciate there's

a lot of
moving parts. We're going

to spend a bit of time trying to update

estimates and all that kind of stuff.

But in
terms of the path for the RoCET1 to

get to that kind of 15% 2026 exit rate,

are you able to give any color

in
terms of expectation for 2024, 2025,

or how you’d like it to trend?
And then secondly,

just on the costs. It'll be great

to get a bit more color on the

saving. So, I'm just kind of
curious things like, you know,

10 billion gross, but how much

net saving or how much reinvestment

of that
do you expect to do where

you found the incremental 2 billion

versus the 8 billion? And also, how

you're
spending, you know,

the 12 billion restructuring? Because

it does seem like, you know,

quite a big number.
So, you know, just

wondering if there could be

benefits there as well. Thank you.

Todd

Tuckner
Hey Amit. So, as mentioned in terms

of color,

further color on the trajectory as to

we get end of 2023 to end
of 2026, we'll come back on that to

provide an update in 3Q as to where

we are. But then, you know,

a
much more fulsome perspective

after our business planning processes

is complete by the end of the year

into
early next year.
In terms of the cost savings, you know,

Sergio also made, remarked

in his comments. The gross number

is
greater than 10 billion as you

highlight. But we will be making investments.

We're going to grow

our
business. We're going to

invest in technology.

We're going to, you know,

also deal with inflationary factors

if
need be. So, you know,

that's all in the thinking around

it, around half of the gross

cost saves relate to
effectively restructuring the

Credit Suisse IB and CRU units. And

the other half gross relates

to the synergies
we expect

to realize, but then that will

be – they'll be investments back into the

technology and the people to
grow the core franchises.
Andrew Lim, Société Générale
Hi. Good morning. Thanks for taking my questions

and thanks for all the detail. So, firstly,

on the fair value
markdowns that you've taken there,

related to that, could you

give an idea of the maturity remaining

on
these financial assets and how we should

think about the reversal of those

markdowns? So, you've
highlighted more than 1.5 billion

for the second half of this year.

Is that the kind of run rate that we

should
be expecting going forward?
And then secondly,

on the NCL, perhaps I can ask it a

different way.

Do you have a better idea now of what
the ultimate cumulative losses might be from

the NCL? Would they

be less than the 5 billion maybe that you
might have been exposed to under the LPA

agreement? That's my question

there.
And then thirdly,

might I quickly ask, on the domestic

side, certainly for some businesses, you

will have a
significant market share. And

I wonder if there's any maybe

regulatory risk that that market share

might be
looked at and you'd be forced

to bring it down to a level which is more

palatable to the regulators. Thank
you.
Sergio P.

Ermotti
Yeah.

Because you asked three questions

instead of two, I'll take the last one.

On the market share one, as
you know, we got regulatory

approvals to basically not be subject

to any competitive constraints, and

that
was done just to secure and

be able to communicate and to be able

to place. Although it was already

crystal
clear as it is today that there is

no market share topics for the combined

unit in Switzerland.
I mean if you go across the board,

cantonal banks are larger on any

dimensions of relevant personal

and
commercial banking business in Switzerland.

And when you measure in

terms of branches, we are combined
the third largest player.

So, now this is very relevant

but because some people may argue,

well, these
cantonal banks are combined versus

you being one unit. Well, the

fact, the truth of the matter is that we
compete in those cantons with the local

cantonal banks. It's extremely

relevant to make that difference.
Therefore we will, of course,

contribute what the competitive authorities

have to say about it and put our
views into it. But I don't really expect

that on a fact based discussions we

will be subject to any limitation or
meaningful limitations in respect

of our activities going forward.

Andrew let me just unpack your first

and second, I think they're

related. So, on the first, you

know as we
highlighted earlier,

we took around 15 billion of

fair value marks on financial assets

and liabilities, 12.5 billion
where we indicated would pull to

par because they relate to accrual

accounted positions and another roughly
2.5 billion relate to fair value positions

where we had further markdown

in light of liquidity model risk other
type issues.
On the piece that pulls to par,

just keep in mind that 4 billion of that

12.5 relates to non-core

and legacy.

So
that's important to know and about 8.5

billion more in our core

businesses. On the core business

piece,
generally speaking, we see three

to four years that we should unwind

between 70% and 80%. There

will be
a longer tail especially on some fixed

rate loans that will go longer than

that. So, we'll see pull-to-par effects
that extend beyond the three-

to four-year timeframe. But most of

it will accrete to income over the shorter
timeframe, as I mentioned.
To

the NCL point though, since we have

roughly 4 billion of the pull-to-par

in NCL and roughly 2 billion in

the
fair value marks, so you have 5 to

6 billion of fair value adjustments in NCL.

And I think, to go to your second
question, that's important to understand

just given that we think that the

positions are appropriately

marked.
And from here, we will continue

to consider all our optionality in terms

of running down the portfolio, as
Sergio mentioned earlier,

in a most capital and cost efficient

way.

But we think the positions are

being carried
at appropriate levels presently.
Andrew Lim, Société Générale
That's great. That's really

helpful. Thanks.
Adam Terelak,

Mediobanca
Morning. Thank you for the questions. I want

to get under the hood a little bit more

in Wealth Management.
Firstly,

on the CS business acquired,

clearly there are some

business exits to worry about some

that you think
non-core in the kind of the

wealth management unit. Can you give

us a sense of what the revenue

attached
to that might look like. But also any detail

on AT1 cost

savings that come through

the NII in that division as
well.
And then secondly,

the competitive environment.

I noticed in your GWM business, UBS

standalone costs are
up on lower revenues. I just want

to know kind of what the cost

is to retain management at this point?

What
are you seeing the competitive landscape

on the RM side or the advisors side,

but also in your deposit side
what sort of campaigns have you been

running to re-attract deposits and

how easy or difficult has that

been
in the current rates and deposits environment?

Thank you.
Todd

Tuckner
Thanks, Adam. On the second one, would

just say in terms of GWM costs. So,

there's very significant positive
operating leverage outside of the US, such

important to note this is in the GWM

– in the UBS subgroup
GWM, very significant positive operating

leverage. We were investing

for growth in that business.

But that
business as well has been, you know,

saw a strong NII performance

and had strong PBT growth

as I
highlighted in my comments earlier.
As I also highlighted, it's more

on the GWM overall side, just the fact

that we've seen a lot of cash sorting
and rotation on NII in the Americas

and that sort of pulled the Americas

revenue down reasonably
significantly.

So, quarter-on-quarter,

year-on-year.

And as a result, you know,

we see that negative operating
leverage, but we're continuing to

invest in that business across the

board and so some of that as

well,
contributes to the higher cost.

On your deposit campaign question I would

say that you know like any bank,

we value deposits, we value
deposits in the win-back context in wealth

management. We also just value

deposits to fund our business,
loan growth, et cetera, so there's

nothing I've seen that I would call out there

in terms of deposit betas that
have moved in a direction I would

consider to be anything other than

what we see across peers.
In terms of the acquired – you

were asking business exits and the

revenue attached. At this point,

we have in
terms of what's being expected to move

into non-core and legacy that

was highlighted on one of the earlier
slides. The revenue attached with

that business is less than 100 million

on an annualized basis in terms of net
revenues, in terms of what's moving

across. And that's of course

you know not risk-adjusted for – and so
that, that needs to be considered.

In terms of AT1

cost savings that hit through the

business from what had
been, say,

anything there has really

just been captured in the Credit

Suisse Corporate Center as an

offset
potentially to the inflated cost so I would

expect that that'll normalize now as you

know as the businesses
come together.
Adam Terelak,

Mediobanca
So, funding it seems that is in the corporate

center and not in the divisions?
Serio P.

Ermotti
Can you repeat? It wasn't clear.

Sorry.
Adam Terela

k, Mediobanca
So, any funding noise, AT1

versus liquidity facility resourced

out in the corporate center rather than

in-house?
Todd

Tuckner
Yeah. That

was our understanding from

Credit Suisse's practice pre-acquisition,

yes.
Adam Terelak,

Mediobanca
Okay.

Thank you.
Andrew Coombs, Citigroup
Good morning it’s Andrew Coombs from

Citi and thank you for taking my

questions. Two

if I may.

Firstly,

I
want to turn back to follow up on the PPA

pull-to-par bit in relationship

to the restructuring charges.

You
made this comment that, out of the period

at end of 2026, I think restructuring

charges will be largely but
not wholly offset by the PPA

pull-to-par effect. And then

in your later comments, you talked about

probably
0.5 billion of pull-to-

par effect, of which 4.5 would

be noncore, and that most of

that would be recognized
in a three-

to four-year timeframe.

So, can we assume restructuring

charges of the magnitude of 12.5?

And
can you give us a feel for the timing

of those relative to the PPA

pull-to-par?
And then the second question is on slide

29. You

provide a useful quarterly trajectory

going from minus 0.3
billion in Q2 and you talked about breakeven

in Q3. But you also flagged 750 million

of savings, 550 million
of funding cost savings. There's

a 650 million arguably one-off

ECL charge on the non-credit

impaired CS
portfolio data this quarter.

So, just trying to understand the going from

minus 0.3 billion to 0, even with all
those additional benefits Q-on-Q, what's

the offset? I guess there'd

be some seasonality on revenue,

a bit of
a decline in NII. But any more

color there?

Todd

Tuckner
So, Andrew,

in terms of – I’ll take the second

point first – in terms of the story on the

underlying profitability,
yeah, I mean just be very clear that the

cost saves that we expect to see by

the end of 2023 of 3 billion, which
we think you can price into 2024, some

of that has been realized. But as

I would – the way I would think
about it is there is work that's ongoing

and we expect that the greater

than 3 billion number is something
that we'll see at the end of the year

hitting through. I would continue to

reemphasize the funding cost

point
that was in 2Q that will benefit 3Q and

fully in 4Q that helps. And then the

stabilization as flows and all that
will sort of hit through as we

go on an underlying basis. And as I said,

we expect to break even

in the third
quarter coming out of roughly a

300 million-

plus improvement. And then to

be positive in 4Q for the reasons
that I mentioned.
In terms of the restructuring you asked

about, we'll come back in further details

in terms of how much
restructuring specifically there'll

be. We're giving a perspective

that we expect the number to be

broadly
offset by the pull-to-par effects.

But at this point in time, we're

going to need to detail that out in the
business planning process and come

back, as we have said, with our fourth

quarter earnings.

Andrew Coombs
Thank you.
Vishal Shah, Morgan Stanley
Hi. Thank you so much for your questions.

My first one is on wealth management.

Just wanted to get a sense
on you know how you are

assessing you know the business overlaps

in that segment – in that segment

or
you've had you know further chance to sort

of you know look at you know different

regions and how to
respond to all the ongoing competitive

pressures and in terms of you

know relationship managers and

then
sort of bankers in that segment? So, if you

could give a bit of an update on

that side?
And then the second one is on the investment

bank, the CS non-core perimeter

of 55 billion. I know in one of
your slides have provided a natural run

-off rate, but I was just trying

to get a sense if you could provide

any
sort of color in terms of what is your

sort of ambition on actively winding

down this perimeter in terms of
timeline, i.e., could we expect you

know the next two years basically by

2025 you know broadly most

of this
run down to be done. Is that is that a fair

assumption or are you looking

at it in a bit of a different

way?
Thank you so much.
Todd

Tuckner
Hey,

Vishal. I mean I think on this on that

second question, we've addressed

that in the sense that you know
we offer the natural rundown just

given you know of course, we have

to take care and ensure

that we're
protecting our counterparties and

we're doing things in the

best interests of the firm and so

on these
positions that we, you know,

we will look – we will look strategically

to exit them as quickly as possible.

But
at this point, I would say,

we'll come back and give you progress

as we've done already in 2Q

in terms of the
actual RWA reduction

relative to the natural runoff

profile. We'll continue to

do that. And to the extent we
can give more color through

our planning process, we will.

But again, these are positions where

we think,
naturally,

there'll be strategic exits and

opportunities that arise and not something

we'll, I will be disclosing.

In terms of your first question on Wealth

Management and assessing business

overlaps, I mean, in general,
the way we approach the integration

is to look at Credit Suisse is adding

value in a lot of the areas

in which
we already operate. But also, as Sergio

mentioned, areas where

we have less of a presence.

Brazil was
mentioned. There are important

parts of the Middle East where that's

the case; important parts of Southeast
Asia. Also, much bigger in Europe

overall. So, in terms of assessing the

overlaps, I mean, in the end of the
day, relationship

managers have their client relationships

and we want to retain them

all. And of course,
we're looking at how to manage

the business in the most efficient

and effective way.
I would make one additional comment

which is very important, which is that

Iqbal had announced the area
market heads on a combined basis, and

that was very important just in the last

several weeks and was in
comments Sergio made as well, because when

we start integrating how we approach

the market and so
we're in the market on an integrated

basis, which, of course, just took time even

though we move quickly in
the two and a half months since we've

closed, to be in the market on

an integrated basis having market
heads that have now been decided across

wealth management on a combined and

integrated basis is quite a
step that helps us to manage some of

the business overlaps and competitive pressures

that you were asking
about.
Vishal Shah, Morgan Stanley
Okay.

Thank you so much.
Sergio P.

Ermotti
Okay.

The last answer and questions and I'm sure

we're going to have a chance

to stay in touch between
now and November 7
th

when we announce the Q3 results.

For the time being, thank you for

dialing in.
Thanks for your questions. And well as

I say,

looking forward to staying in touch.

Thank you.

Cautionary Statement

Regarding Forward

-Looking Statements

|

This document

contains statements

that constitute

“forward-looking statements,”
including but not limited

to management’s outlook for

UBS’s financial performance, statements

relating to the anticipated

effect of transactions and

strategic
initiatives on UBS’s

business and future development and

goals or intentions

to achieve climate,

sustainability and other social

objectives. While

these

forward-
looking statements

represent UBS’s

judgments, expectations

and objectives concerning

the matters described,

a number

of risks, uncertainties

and other
important factors could cause

actual developments and results

to differ materially from

UBS’s expectations. The

Russia–Ukraine war continues to

affect global
markets, exacerbate

global inflation,

and slow global

growth. In

addition, the war

has caused significant

population displacement,

and shortages

of vital
commodities, including energy shortages

and food insecurity, and has

increased the risk of

recession in OECD

economies. The coordinated sanctions

on Russia
and Belarus, and

Russian and Belarusian

entities and nationals,

and the uncertainty

as to whether the

war will widen and

intensify,

may continue to have
significant adverse effects on the market and

macroeconomic conditions, including in ways that cannot be

anticipated. UBS’s acquisition of Credit Suisse has
materially changed our outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to

take between three to

five years and

presents significant risks, including the

risks that UBS

Group AG may

be unable

to achieve

the cost
reductions and other benefits

contemplated by the transaction.

This creates significantly greater uncertainty

about forward-looking statements. Other factors
that may affect our

performance and ability to

achieve our plans,

outlook and other

objectives also include, but

are not limited

to: (i)

the degree

to which

UBS is
successful in the execution of

its strategic plans, including its

cost reduction and efficiency initiatives and

its ability to manage

its levels of risk-weighted assets
(RWA) and leverage ratio

denominator (LRD), liquidity coverage ratio

and other financial

resources, including changes in

RWA assets and liabilities

arising

from
higher market

volatility and

the size

of the combined

bank; (ii) the

degree to

which UBS

is successful

in implementing

changes to its

businesses to

meet
changing market, regulatory and other conditions, including as a result of the acquisition of Credit Suisse; (iii) increased inflation and interest rate volatility in
major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or

to which it is exposed, including movements in
securities prices or

liquidity, credit spreads, currency exchange rates, deterioration or slow recovery in

residential and

commercial

real estate

markets,

the effects
of economic conditions,

including increasing

inflationary pressures,

market developments,

increasing geopolitical

tensions, and changes

to national trade
policies on the financial

position or creditworthiness

of UBS’s clients and

counterparties, as well

as on client

sentiment and levels

of activity,

including the
COVID-19 pandemic and the measures taken

to manage it, which

have had and may

also continue to have a

significant adverse effect on global and

regional
economic activity, including disruptions to global

supply chains and

labor market displacements; (v) changes

in the availability of

capital and

funding,

including
any adverse changes

in UBS’s credit

spreads and credit ratings

of UBS, Credit

Suisse, sovereign issuers, structured credit products

or credit-related

exposures,

as
well as availability

and cost of

funding to meet requirements for

debt eligible for total

loss-absorbing capacity (TLAC), in

particular in light of

the acquisition of
Credit Suisse; (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European
Union and other financial centers that have

imposed, or resulted in, or may

do so in the future, more stringent

or entity-specific capital, TLAC, leverage ratio,
net stable funding ratio, liquidity and

funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted

activities, constraints on remuneration,

constraints on transfers of

capital and liquidity

and sharing of operational

costs across the
Group or other measures,

and the effect these

will or would have

on UBS’s business activities;

(vii) UBS’s ability to

successfully implement resolvability

and
related regulatory

requirements and

the potential need

to make further

changes to the

legal structure

or booking model

of UBS in

response to legal

and
regulatory requirements

and any additional

requirements due

to its acquisition of

Credit Suisse, or

other developments; (viii)

UBS’s ability to

maintain and
improve its systems and

controls for complying with sanctions

in a timely

manner and for the

detection and prevention of money

laundering to meet evolving
regulatory requirements

and expectations,

in particular

in current

geopolitical turmoil;

(ix) the uncertainty

arising from

domestic stresses

in certain

major
economies; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS’s ability

to compete in certain lines of business;

(xi) changes in the standards of

conduct applicable to our

businesses that may
result from

new regulations

or new

enforcement

of existing

standards,

including

measures to

impose new

and enhanced

duties when

interacting with
customers and in

the execution and

handling of customer transactions;

(xii) the liability to which

UBS may be

exposed, or possible

constraints or sanctions

that
regulatory authorities might impose on

UBS, due to

litigation, contractual claims and

regulatory investigations, including the potential for

disqualification

from
certain businesses, potentially large

fines or monetary

penalties, or the

loss of licenses

or privileges as

a result of

regulatory or other governmental

sanctions,

as
well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA, including as a result of its acquisition of
Credit Suisse, as well as the amount of capital available for return to shareholders; (xiii) the effects on

UBS’s business, in particular cross-border

banking, of
sanctions, tax

or regulatory

developments and

of possible

changes in

UBS’s policies

and practices;

(xiv) UBS’s ability

to retain

and attract

the employees
necessary to generate

revenues and to manage,

support and control its

businesses, which may

be affected by competitive

factors;

(xv) changes

in accounting

or
tax standards or policies,

and determinations or interpretations affecting the

recognition of gain or

loss, the valuation

of goodwill, the recognition of

deferred
tax assets and

other matters; (xvi) UBS’s ability

to implement new

technologies and business

methods, including digital services

and technologies,

and ability

to
successfully compete with both existing and new financial service providers, some of which may not be regulated to the

same extent; (xvii) limitations on the
effectiveness of UBS’s

internal

processes for risk management,

risk control, measurement and modeling,

and of

financial

models

generally;

(xviii) the

occurrence
of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with cyberattack threats from both nation states and non-nation

-state actors targeting financial institutions; (xix) restrictions on the ability of UBS
Group AG to make

payments or distributions, including due to

restrictions on the ability of

its subsidiaries to make

loans or distributions, directly or indirectly,
or, in the case of financial difficulties, due

to the exercise by FINMA

or the regulators of UBS’s

operations in other countries of their

broad statutory powers in
relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial
results or other factors

may affect UBS’s

ability to maintain its

stated capital

return objective; (xxi) uncertainty over

the scope of

actions that

may be

required

by
UBS, governments and

others for UBS

to achieve goals

relating to climate,

environmental and

social matters, as

well as the evolving

nature of underlying
science and industry and the

possibility of conflict between different governmental

standards and regulatory regimes; (xxii) the ability

of UBS to access

capital
markets; (xxiii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist
attack, war, conflict (e.g., the Russia–Ukraine war), pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-
made event, including the

ability to function remotely

during long-term disruptions such

as the COVID-19

(coronavirus) pandemic; (xxiv) the level

of success

in
the absorption of

Credit Suisse, in

the integration of

the two groups

and their businesses,

and in the

execution of the

planned

strategy

regarding

cost reduction
and divestment of any non-core assets, the existing assets and liabilities currently existing in the Credit Suisse Group, the level of resulting impairments

and
write-downs, the effect of

the consummation of the

integration on the

operational results, share price and

credit rating of UBS

– delays,

difficulties,

or failure

in
closing the transaction may

cause market disruption and

challenges for UBS

to maintain business,

contractual and

operational

relationships;

and (xxv)

the

effect
that these or

other factors or

unanticipated events, including media

reports and speculations, may

have on

our reputation

and the

additional

consequences

that
this may have

on our business

and performance. The sequence

in which the

factors above are presented is

not indicative of

their likelihood

of occurrence

or the
potential magnitude of their

consequences. Our business and

financial performance could be affected

by other factors identified

in our past

and future filings
and reports, including those

filed with the US Securities and Exchange

Commission (the SEC). More

detailed information about those

factors is set forth in
documents furnished by UBS and

filings made by UBS

with the SEC, including the

Annual Report on Form 20-F for

the year ended 31 December 2022.

UBS is
not under any

obligation to (and

expressly disclaims any obligation to)

update or alter

its forward-looking statements, whether as

a result of

new information,
future events, or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities

Exchange Act of 1934, the registrants

have duly
caused this report to be signed on their behalf

by the undersigned, thereunto duly

authorized.
UBS Group AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
UBS AG
By:

/s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By:

/s/ Ella Campi

_
Name:

Ella Campi
Title:

Executive Director
Credit Suisse AG
By:

/s/ Ulrich Körner

_____
Name:

Ulrich Körner
Title:

Chief Executive Officer
By:

/s/

Simon Grimwood

_
Name:

Simon Grimwood
Title:

Chief Financial Officer
Date:

September 1, 2023